Exhibit (p)(v)

SUPPLEMENT

TO THE

DEUTSCHE ASSET MANAGEMENT – GLOBAL CODE OF ETHICS

Deutsche Asset Management International GmbH

Deutsche Asset Management Investmentgesellschaft mbH

DWS Holding & Service GmbH

DWS Investment GmbH

(hereafter "DWS/DeAMGermany")

B-1.	Applicability The provisions outlined in this supplement shall apply to any individual employed by DWS/DeAM Germany that is considered an “Access Person” as defined in Section III.D. of the Code.

B-2.	Modification of Specific Blackout Period Restrictions Requirement “Access Persons” in Section IV.B.(ii) includes only those Fund Managers that manage U.S. registered funds.

B-3.

Modification of Exceptions to Blackout Periods Requirement “Exceptions to Blackout Periods” as detailed in Section IV.B.(v) also include certain similar transactions and securities/products native to the region as determined by Compliance.

B-4.

Modification of Short-Term Trading Requirement The second paragraph and first sentence in Section IV.D is modified as follows: “Employees are prohibited from transacting in the purchase and sale of the same (or equivalent) Securities and Mutual Funds within 30 calendar days.”

B-5.

Modification of Pre-Clearance Requirement Due to all Access Persons in DWS/DeAM Germany being monitored by back-end surveillance along with designated brokerage requirements, the pre-clearance requirements as described under Section V.A. of the Code will not apply to Access Persons of DWS/DeAM Germany, EXCEPT that Closed-End Mutual Fund transactions must be reported to U.S. Legal for review for potential regulatory filings.

B-6.

Modification of Quarterly Reporting Requirement Employees of DWS/DeAM Germany designated as “Access” persons as defined in Section III.D. of the Code are not required to manually submit a Quarterly Personal Securities Transaction Report as described in Section V.B.(ii) if such information required is already received via back-end monitoring/surveillance systems.

B-7.	Modification of Definition of “Employee Related Account” Due to local regulations and restrictions, the definition of “Employee Related Account” shall be modified to include only the following:

•	The employee’s own Securities Accounts, and securities held directly outside of accounts, but shall not include accounts in which securities transactions cannot be effected;
•	Personal accounts over which the employee exercises investment discretion or direct or indirect influence or control

B-8.	Modification of Other Procedures/Restrictions

Section VI

A.	Service on Boards of Directors

The second sentence is modified as follows: “However, such service may be undertaken after approval from the Human Resources Department and the employee’s supervisor/manager with consultation of the Compliance Department, based upon a determination that these activities are consistent with the interests of the Adviser and its clients.”

B.	Outside Business Affiliations

The paragraph is modified as follows: “Employees may not maintain outside business affiliations (e.g., officer or director, governor, trustee, part-time employment, etc.) without the prior written approval from the Human Resources Department and the employee’s supervisor/manager with consultation of the Compliance Department.”

B-9.	Conflict In the event of any conflict or discrepancy between the terms of the Code and this Supplement with respect to any DWS/DeAM Germany Employee, the terms of this Supplement shall govern.